OCEANFIRST FINANCIAL CORP.

975 HOOPER AVENUE

TOMS RIVER, NEW JERSEY 08754-2009

VIA EDGAR

September 19, 2017

Era Anagnosti, Legal Branch Chief

Office of Financial Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	OceanFirst Financial Corp.
Registration Statement on Form S-4
File No. 333-220235

Dear Ms. Anagnosti:

The undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-4 (File No. 333-220235) (the “Form S-4”) of OceanFirst Financial Corp. be declared effective at 5:00 p.m., New York City time, on September 20, 2017. We respectfully request that we be notified of such effectiveness by a telephone call to David C. Ingles of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2697 and that such effectiveness also be confirmed in writing to the addressees listed on the cover page of the Form S-4.

Very truly yours,

OCEANFIRST FINANCIAL CORP.

By:	/s/ Steven J. Tsimbinos
Name: Steven J. Tsimbinos Title: Executive Vice President, General Counsel and Corporate Secretary

cc:	Christopher D. Maher, OceanFirst Financial Corp.

David C. Ingles, Skadden, Arps, Slate, Meagher & Flom LLP

Jessica Livingston, United States Securities and Exchange Commission